Exhibit 99.1

FOR RELEASE

UNITIL REPORTS THIRD QUARTER EARNINGS

HAMPTON, N.H., OCTOBER 23, 2014 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $1.6 million, or $0.11 per share, for the third quarter of 2014, an increase of $1.0 million, or $0.07 per share, compared to the third quarter of 2013. For the nine months ended September 30, 2014, the Company reported Net Income of $15.3 million, an increase of $4.0 million, or 35%, compared to the same period in 2013. Earnings Per Share (EPS) for the nine months ended September 30, 2014 were $1.10 compared to EPS of $0.82 for the same period of 2013. The Company’s earnings for 2014 were driven by increases in natural gas and electric sales and margins.

“We are pleased with the Company’s results for the third quarter,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We are well-positioned to continue expanding our natural gas utility business, an ongoing initiative that is driving consistent growth for the Company, as well as benefiting the region by offering new customers significant energy cost savings over oil.”

Natural gas sales margins were $15.2 million and $68.0 million in the three and nine months ended September 30, 2014, respectively, resulting in increases of $2.8 million and $11.7 million, respectively, compared to the same periods in 2013. Natural gas sales margins in 2014 were positively affected by higher therm unit sales, a growing customer base and recently approved distribution rates. Therm sales of natural gas increased 11.2% in the first nine months of 2014 compared to 2013, driven by the colder winter weather and new customer additions in 2014 compared to 2013. Based on weather data collected in the Company’s service areas, there were 12% more Heating Degree Days in the first nine months of 2014 compared to 2013. Weather-normalized gas therm sales, excluding decoupled sales, in the first nine months of 2014 are estimated to be up 5.7% compared to 2013.

Electric sales margins were $22.6 million and $60.7 million in the three and nine months ended September 30, 2014, respectively, resulting in increases of $1.8 million and $3.6 million, respectively, compared to 2013. These increases reflect recently approved electric distribution

6 Liberty Lane West

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rates. In the third quarter of 2014, electric kilowatt-hour (kWh) sales decreased 2.2% compared to the same period in 2013, driven by the effect of milder summer weather in 2014. Based on weather data collected in the Company’s service areas, there were 21% fewer Cooling Degree Days in the third quarter of 2014 compared to the same period in 2013. Electric kWh sales increased 0.4% in the first nine months of 2014 compared to the same period in 2013, driven by the addition of new customers and the effect of colder than normal winter weather earlier in 2014, partially offset by milder summer weather.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $4.5 million for the nine months ended September 30, 2014, an increase of $0.1 million compared to the same period in 2013.

Operation and Maintenance (O&M) expenses increased $1.4 million and $3.5 million for the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2013. The increase in O&M expenses in the three month and nine month periods primarily reflects higher compensation and benefit costs and higher utility operating costs.

Depreciation, Amortization, Property Taxes and other expenses increased $1.4 million and $4.0 million in the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2013, primarily reflecting higher utility plant assets in service, amortization of storm restoration costs and property taxes.

Interest Expense, net increased $0.2 million and $1.5 million in the three and nine months ended September 30, 2014, respectively, compared to the same periods in 2013, reflecting lower interest income on regulatory assets. Higher Income Taxes reflect higher pre-tax earnings in 2014.

Also in the third quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share continuing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

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Selected financial data for 2014 and 2013 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share and Shares data)(Unaudited)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2014	2013	Change	2014	2013	Change
Gas Therm Sales:
Residential	2.7	2.5	8.0%	34.5	29.8	15.8%
Commercial/Industrial	22.3	21.9	1.8%	128.9	117.2	10.0%

Total Gas Therm Sales	25.0	24.4	2.5%	163.4	147.0	11.2%

Electric kWh Sales:
Residential	183.6	195.0	(5.8%)	532.5	535.0	(0.5%)
Commercial/Industrial	271.8	270.8	0.4%	754.3	746.2	1.1%

Total Electric kWh Sales	455.4	465.8	(2.2%)	1,286.8	1,281.2	0.4%

Gas Revenues	$20.9	$18.9	$2.0	$139.3	$111.8	$27.5
Cost of Gas Sales	5.7	6.5	(0.8)	71.3	55.5	15.8

Gas Sales Margin	15.2	12.4	2.8	68.0	56.3	11.7

Electric Revenues	54.2	52.1	2.1	162.2	140.9	21.3
Cost of Electric Sales	31.6	31.3	0.3	101.5	83.8	17.7

Electric Sales Margin	22.6	20.8	1.8	60.7	57.1	3.6

Usource Sales Margin	1.5	1.5	—	4.5	4.4	0.1

Total Sales Margin:	39.3	34.7	4.6	133.2	117.8	15.4

Operation & Maintenance Expenses	16.9	15.5	1.4	49.3	45.8	3.5

Depreciation, Amortization, Property Taxes & Other	15.1	13.7	1.4	44.3	40.3	4.0

Interest Expense, net	5.0	4.8	0.2	15.5	14.0	1.5

Income Before Income Taxes	2.3	0.7	1.6	24.1	17.7	6.4
Income Tax Expense	0.7	0.1	0.6	8.8	6.4	2.4

Net Income	$1.6	$0.6	$1.0	$15.3	$11.3	$4.0

Earnings Per Share	$0.11	$0.04	$0.07	$1.10	$0.82	$0.28
Weighted Average Common Shares Outstanding (000’s)	13,851	13,780	71	13,838	13,767	71

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The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss third quarter 2014 results on Thursday, October 23, 2014, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 102,400 electric customers and 75,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of energy commodities and transmission capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; Unitil’s energy brokering customers’ performance under multi-year energy brokering contracts; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission, including those appearing under the caption “Risk Factors” in Unitil’s Annual Report on Form 10-K for the year ended December 31, 2013. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com